Filed by Cott Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-2

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Commission File No: 001-34850

On January 13, 2020, Dave Muscato, President of DS Services of America, Inc., a wholly owned subsidiary of Cott Corporation (“DS”), sent the following email message all associates of DS.

Dear DS Associates,

As you may have seen in an earlier email, this morning Cott Corporation, our parent company, announced its new strategy of focusing on the growing water categories of its business. With this new focus, Cott announced an agreement to acquire Primo Water Corporation (Primo) as Cott and DS continue to transform into the North American leader in sustainable hydration solutions and provider of office coffee services. This is an exciting next step in Cott’s transformation into a company focused on providing hydration solutions to customers when and how they want, and we are thrilled to welcome Primo into the Cott family of companies once the deal closes.

As I’ve shared with you, our vision for DS Services (DS) is to become North America’s favorite water, coffee and filtration service provider and create customers for life by making better-for-you beverages simple. Today’s announcement represents a significant milestone in our journey to fulfill that vision. Primo is a leading provider of water dispensers, purified bottled water, and self-service refill drinking water in the U.S. and Canada. The addition of Primo broadens our capabilities and portfolio, enabling attractive cross-selling opportunities and vertical integration across Home Office Delivery (HOD), Retail, Filtration, and Exchange services.

The agreement to acquire Primo builds upon the successful partnership between DS and Primo, as we are the primary bottler and distributor for their water exchange business. Through this partnership, we know Primo well and are excited to have their outstanding team join us. They share our commitment to quality, product innovation, marketing partnerships, and environmental sustainability.

As Tom mentioned in his message, Cott will rebrand its name, often associated with legacy businesses that Cott no longer operates, and assume the Primo name and brand following closing of the transaction. The Primo brand is a familiar name in sustainable water solutions and will help drive the visibility of Cott’s water businesses, including DS. The rebranding will impact the Cott name only – not the DS name or our family of brands, such as Sparkletts, Standard Coffee, Crystal Springs and Mountain Valley.

For now, it is business as usual for DS associates. We expect the transaction to close later in the first quarter of 2020, subject to typical conditions for transactions like this, and the actual integration of operations must await closing. In the meantime, let’s stay focused on delivering an outstanding experience for our customers and creating customers for life.

If you have any questions or concerns, please reach out to your direct manager, HR partner, or share feedback with me. You can email me at askdave@dsservices.com.

Thank you all for the hard work you do every day to deliver for our customers.

Sincerely,

Dave Muscato

President, DS Services

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Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.